September 20, 2013

Kathryn McHale

Senior Staff Attorney

United State Securities and Exchange Commission

Washington, DC 20549

RE:	Peoples Financial Services Corp.

Registration Statement on Form S-4

Filed August 13, 2013

File No. 333-190587

Dear Ms. McHale:

On behalf of Peoples Financial Services Corp. (“Peoples”), we hereby submit the following responses to your comment letter dated as of September 9, 2013 relating to Peoples’ Registration Statement on Form S-4 as filed on August 13, 2013 (File No. 333-190587). On September 20, 2013, Amendment No. 1 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

General

1.	A beneficial ownership table of Peoples should be included as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

A beneficial ownership table of Peoples has been included in the Amendment. Please see the disclosure on page 122 of the Amendment.

Cover Page

2.	Your disclosure states that “[i]n the merger, Penseco shareholders will receive 1.3636 shares of Peoples common stock for each share of Penseco common stock they own at the effective time of the merger, subject to adjustment in accordance with the merger agreement.” Please revise the cover page to describe such potential adjustments in greater detail or add a cross reference to the disclosure in the section headed “Terms of the Merger” on page 68. Also revise Question 8 on page 4 and the penultimate paragraph on page 9 to clarify that the merger consideration is subject to adjustment.

Kathryn McHale

September 20, 2013

The cover page has been revised to cross reference to the disclosure in the section headed “Terms of the Merger” relating to the potential adjustments to the consideration Penseco shareholders will receive. Further, Question 8 on page 4 and the penultimate paragraph on page 9 have been revised to clarify that the merger consideration is subject to adjustment. Please see the cover page and pages 4 and 9 of the Amendment.

3.	Please revise the cover page to disclose that Peoples’ and Penseco’s shareholders have dissenter/appraisal rights. Additionally, add a reference to Question 14 on page 5 and the “Rights of Dissenting Shareholders” section on page 90.

The cover page has been revised to disclose that Peoples’ and Penseco’s shareholders have dissenter/appraisal rights. Further reference to Question 14 and the “Rights of Dissenting Shareholders” section has been added. Please see the cover page of the Amendment.

4.	Please revise the inside front cover page of your prospectus to state that security holders must request the information incorporated by reference no later than five business days before the date they must make their investment decision. Refer to Item 2 to Form S-4.

The inside front cover page of the prospectus has been revised to state that Penseco shareholders must request the information incorporated by reference no later than five business days before the date of Penseco’s special meeting. Please see the inside front cover page of the Amendment.

Questions and Answers about the Merger

Q 14: Do I have the right to dissent from the merger?, page 5

5.	Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the disclosure in the “Rights of Dissenting Shareholders” section on page 90.

Question 14 has been revised to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return a proxy. Further, corresponding revisions have been made to the disclosure in the “Rights of Dissenting Shareholders” section. Please see pages 5, 6 and 92 of the Amendment.

Kathryn McHale

September 20, 2013

Prospectus Summary

Peoples and Penseco directors and management may have interests…, page 11

6.	Please revise to quantify the aggregate interest of each director and manager.

In response to this comment, the disclosure has been revised to quantify the aggregate interest of each director and manager. Please see page 12 of the Amendment.

Peoples will pursue a Nasdaq listing of its common stock…, page 13

7.	Please revise to add a cross-reference to the penultimate risk factor on page 32.

In response to this comment, a cross-reference to the last risk factor on page 32 has been added. Please see page 13 of the Amendment.

Risk Factors

Risks Relating to the Merger, page 25

8.	Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

A risk factor has been added in accordance with this comment. Please see page 27 of the Amendment.

The Merger, page 40

9.	Please revise to discuss whether the executive committee of Penseco’s board considered potential business combinations with third parties other than Peoples. Also explain why the committee decided to pursue a business combination with Peoples rather than other third parties.

The disclosure in the Amendment has been revised in accordance with this comment. Please see the fourth paragraph on page 41 of the Amendment.

10.	Please revise this section to:

•	quantify the proposed exchange ratio discussed at the meeting held on April 5, 2013;

•	disclose in greater detail the potential risks of the transaction discussed at the Penseco board meeting held on May 28, 2013; and

•	disclose in greater detail the strategic alternatives discussed at the Peoples board meeting held on May 31, 2013.

Kathryn McHale

September 20, 2013

The disclosure in the Amendment has been revised in accordance with this comment. Please see:

•	the seventh paragraph on page 42 of the Amendment;

•	the ninth paragraph on page 44 of the Amendment; and

•	the twelfth paragraph on page 44 and the second through fifth paragraphs on page 43 of the Amendment.

11.	You disclose that between June 12, 2013 and June 28, 2013 the parties negotiated the terms of the definitive merger agreement. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

In response to this comment, greater detail has been provided relating to the negotiations between June 12, 2013 and June 28, 2013 relating terms of the definitive merger agreement. Please see pages 45 and 46 of the Amendment.

12.	Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Boenning & Scattergood, Inc. and Griffin Financial Group, LLC in connection with rendering the fairness opinions. Please also supplementally provide us with copies of the Boenning and Griffin engagement letters.

In response to this comment, Bybel Rutledge LLP, counsel to Peoples, will furnish to the staff copies of the proprietary analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Boenning & Scattergood, Inc. and Griffin Financial Group, LLC in connection with rendering the fairness opinions. Also included are copies of the Boenning and Griffin engagement letters. These documents are being provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83 and Rule 418 promulgated under the Securities Act of 1933, as amended. In accordance with such rule, counsel to the Company will request that those materials be returned promptly following the completion of the staff’s review thereof.

13.	You disclose that Boenning and Griffin each used internal financial projections for Peoples and Penseco, as provided by Peoples’ and Penseco’s senior management teams, and that such projections were not prepared with a view towards public disclosure. Please revise your disclosure to discuss in greater detail the bases for and the nature of the material assumptions underlying the projections. Also supplementally provide us with copies of such projections and tell us how you concluded that disclosure of the projections is not necessary or appropriate.

We have added a section to discuss the internal financial projections for Peoples and Penseco, as provided by Peoples’ and Penseco’s senior management teams, and used by Boenning and Griffin. Please see page 47 of the Amendment.

Peoples does not believe that the disclosure of any additional detail of the internal financial projections is necessary or appropriate because these internal financial

Kathryn McHale

September 20, 2013

projections, specifically the Peoples’ 2013 operating budget, Peoples strategic plan and Penseco’s 2013 operating budget were produced by the senior management of Peoples and Penseco prior to and without regard for the proposed merger, and they do not publically disclose internal management projections of the type provided to Boenning and Griffin in connection with their review of the merger, or any other earnings guidance or financial projections. As a result, such projections were not prepared with a view towards public disclosure. Although the Amendment provides certain projected financial information regarding the companies for 2013, any projections other than those presented in the 2013 operating budgets are based on outdated information, have not been updated, and therefore are potentially misleading to present in the registration statement. Further, Penseco did not provide any projections beyond 2013 to Peoples or Boenning.

Because the projections were based on numerous variables and assumptions, including factors related to general economic and competitive conditions, which are inherently uncertain; accordingly results could vary significantly from those set forth in the internal financial projections. Further, such projections are not intended to comply with the guidelines for financial forecasts established by the American Institute of Certified Public Accountants or any other established guidelines regarding projections or forecasts. Therefore, for the foregoing reasons, Peoples and Penseco concluded that disclosure of any additional detail of such disclosures is not necessary or appropriate.

Additionally, in response to this comment, Bybel Rutledge LLP, counsel to Peoples, will furnish to the staff copies of the internal financial projections used by Boenning and Griffin. These documents are being provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83 and Rule 418 promulgated under the Securities Act of 1933, as amended. In accordance with such rule, counsel to the Company will request that those materials be returned promptly following the completion of the staff’s review thereof.

Boenning’s Compensation..., page 56

14.	We note your disclosure that Peoples agreed to pay Boenning a transaction fee of approximately $805,000, of which $275,000 was paid upon the signing of a definitive agreement with the remainder to be paid upon the closing of the merger. Please reconcile your disclosure with the language in the third paragraph of Boenning’s opinion, which states that its fees were not contingent upon completion of the merger. If a substantial portion of the payment for the opinion was conditioned upon the completion of the transaction, please revise your disclosure to explain how the Peoples board assessed the significance and reliability of Boenning’s fairness opinion in light of such condition.

Pursuant to Peoples’ engagement letter with Boenning, Peoples has agreed to pay Boenning a transaction fee of approximately $805,000, of which $275,000 was paid upon the signing of a definitive agreement. Included in the $275,000, among other

Kathryn McHale

September 20, 2013

things, was the delivery of Boenning’s fairness opinion. The remainder of the fee will be paid upon the closing of the merger and is not connected to the fairness opinion. The disclosure has been modified to clarify this fact. Please see the second paragraph on page 59 of the Amendment.

Valuation of Penseco, page 66

15.	In the first paragraph on page 68, you disclose that Penseco agreed to pay Griffin:

•	a non-refundable retainer fee payable upon execution of the engagement letter;

•	a fee payable upon the delivery of Griffin’s fairness opinion; and

•	a fee contingent on the completion of a transaction.

Please revise your disclosure to quantify each of such fees. If a substantial portion of the aggregate fees paid to Griffin was conditioned upon the completion of the transaction, please revise your disclosure to explain how the Penseco board assessed the significance and reliability of Griffin’s fairness opinion in light of such condition.

The disclosure in the Amendment has been revised in accordance with this comment. Please see the last paragraph on page 69 of the Amendment.

Rights of Dissenting Shareholders, page 90

16.	Please restate the dates of the special meetings for each of Peoples and Penseco in this section.

The dates of the special meetings for Peoples and Penseco will be restated under this section. Please see page 92 of the Amendment.

Executive Compensation

Compensation Discussion and Analysis, page 107

17.	Please revise to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of Regulation S-K. Alternatively, if you concluded that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K, please tell us the basis for that conclusion.

Peoples has concluded that it has provided the appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Item 402(a)(3) provides that “disclosure shall be provided pursuant to this Item for each of the following (the “named executive officers”):” (i) PEO; (ii) PFO; “(iii) The registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed

Kathryn McHale

September 20, 2013

fiscal year; and (iv) Up to two additional individuals for whom disclosure would have been provided . . . but for the fact the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.” Peoples has provided information regarding its PEO and PFO. With regard to the “three most highly compensated executive officers other than the PEO and PFO”, “the determination as to which executive officers are most highly compensated shall be made by reference to total compensation for the last completed fiscal year . . . . provided that no disclosure need be provided for any executive officer, other than the PEO and PFO, whose total compensation, as so reduced, does not exceed $100,000.” Excluding its PEO and PFO, Peoples has only two executive officers whose total compensation exceeds $100,000, namely Ms. Debra Dissinger and Mr. Joseph Ferretti. Peoples has disclosed information regarding these two executive officers. Peoples, including its subsidiaries, does not have any other executive officers whose total compensation exceeds $100,000, except those disclosed in the summary compensation table.

Annual Cash Incentives, page 108

18.	You disclose that the annual cash incentives reward your executive officers for the achievement of “Economic Profit Targets and Individual Strategic Targets.” Please revise to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

The disclosure in the Amendment has been revised in accordance with this comment. Please see pages 110 - 112 of the Amendment.

Benchmarking, page 110

19.	Please revise your disclosure to identify the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv) of Regulation S-K.

The disclosure under the Benchmarking section has been revised to identify the members of the peer group used to determine compensation levels. Please see page 114 of the Amendment.

Kathryn McHale

September 20, 2013

Related Party Transactions, page 117

20.	In the last sentence of this section, please revise to remove the qualification “in the opinion of Peoples Neighborhood Bank’s Management;” it is inappropriate. Refer to Instruction 4 to 404(a) of Regulation S-K.

The Related Party Transactions disclosure has been revised to remove the qualification referenced in this comment. Please see page 122 of the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 118

21.	Please revise your MD&A disclosure to include a discussion of your operating environment, as you have done on pages 20 to 22 in Peoples’ Form 10-K for the fiscal year ended December 31, 2011. Also include quantification of economic indicators in your revised disclosure, to the extent feasible.

The MD&A disclosure has been revised to include a discussion of the operating environment and a quantification of economic indicators. Please see pages 124 and 125 of the Amendment.

Annex C – Fairness Opinion of Griffin

22.	The last paragraph on page 2 states that Griffin’s opinion is provided to Penseco’s board of directors and “may not be relied upon by any other person for any other reason.” This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Griffin has advised Penseco that the Penseco shareholders may rely upon the Griffin opinion, and the Griffin opinion has been revised accordingly. Please see the last paragraph on page 2 of Annex C of the Amendment.

Kathryn McHale

September 20, 2013

Exhibits

General

23.	Please file as exhibits:

•	the Incentive Compensation Plan adopted by Peoples’ directors;

•	the consents of each director nominee named in the section headed “Board Positions and Compensation” on page 81 who has not signed the registration statement. Refer to Rule 438 of the Securities Act of 1933; and

•	all contracts or forms thereof entered into pursuant to the Merger, including any employment agreements.

Pursuant to this comment, the Incentive Compensation Plan (called the Executive Cash Bonus Plan), the consents of each director nominee, and each form of agreement have been filed as exhibits to the Amendment. Please see Exhibits 10.15 through 10.17 and 99.5 though 99.12.

24.	We note that you have filed forms of legal and tax opinions as exhibits 5.1, 8.1 and 8.2, respectively. Please file signed and dated opinions as soon as possible.

The signed and dated legal and tax opinions will be filed by amendment immediately prior to effectiveness of the registration statement.

Exhibit 8.2

25.	Please revise the second paragraph to limit counsel’s reliance on statements, covenants, representations and warranties to factual matters.

Exhibit 8.2 has been revised in accordance with this comment. Please see the second paragraph on page 1 of Exhibit 8.2.

26.	Please revise the penultimate paragraph on page 2 to state that the discussion referenced in the opinion numbered (ii) constitutes counsel’s opinion. Also revise your disclosure to state that the discussion in the tax consequences section of the prospectus is counsel’s opinion.

Exhibit 8.2 has been revised in accordance with this comment. Please see the penultimate paragraph on page 2 of Exhibit 8.2. Additionally, the disclosure has been revised in accordance with this comment. Please see page 89 of the Amendment.

Kathryn McHale

September 20, 2013

27.	Please refer to the first two sentences in the last paragraph of the tax opinion. You may not include language implying that investors in the offering are not entitled to rely on the opinions expressed. Please remove the language in this paragraph that limits the use of the opinions solely for the benefit of Penseco.

Exhibit 8.2 has been revised in accordance with this comment. Please see the last paragraph of Exhibit 8.2.

Exhibits 23.5 and 23.6

28.	We note that the consents of Boenning & Scattergood, Inc. and Griffin Financial Group, LLC, filed respectively as Exhibits 23.5 and 23.6, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Boenning, in the case of Exhibit 23.5, and Griffin, in the case of Exhibit 23.6, consents to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation.

The consents of Boenning & Scattergood, Inc. and Griffin Financial Group, LLC have been revised to expressly state that each company consents to the quotation or summarization of its opinion in the registration statement. The consents have been refiled as Exhibits 23.5 and 23.6.

Penseco Financial Services Corporation - Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Awards, page 30

29.	You disclose that the non-equity incentive awards are designed to reward your executive officers for the achievement of certain corporate performance (relating to core earnings, core revenue, core efficiency rating, loan growth, deposit growth and asset growth) and individual performance goals. Please revise future filings to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Kathryn McHale

September 20, 2013

Penseco will disclose the specific objectives used to determine compensation, even if no compensation is granted, in future filings, subject to the materiality of such objectives in the context of the company’s executive compensation policies or decisions, and provided that such disclosures would not result in substantial competitive harm under the standards set forth in the Staff’s guidance and applicable law.

Executive Compensation, page 32

30.	Please revise future filings to disclose the information required by Item 402(g) of Regulation S-K.

The option exercises and stock vested table was omitted from Penseco’s Definitive Proxy Statement on Schedule 14A for its 2013 annual meeting of shareholders in reliance on Item 402(a)(5), as there were no exercises of stock options, SARs or similar instruments, or vesting of stock, including restricted stock, restricted stock units and similar instruments, during the 2012 fiscal year for any of the named executive officers. Penseco will disclose the information required by Item 402(g) of Regulation S-K in future filings as and when required by Item 402.

Signatures

31.	We note that Patrick Scanlon has signed for the registrant but has not signed in his capacity as Principal Financial Officer on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

Penseco will file all future annual reports in accordance with General Instruction D of Form 10-K.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments. If you have any additional comments, please contact either Nicholas Bybel, Jr. or the undersigned.

Sincerely,

/s/ Erik Gerhard

Bybel Rutledge LLP
By: Erik Gerhard

Enclosures

cc:	Alan W. Dakey

Scott A. Seasock